

Advantage Announces
Second Quarter 2014 Financial and Operating Results

Record Production at Glacier & Low Costs
Drive 81% Increase in Funds from Operations

(TSX: AAV, NYSE: AAV)

Calgary, Alberta, August 14, 2014 - Advantage Oil & Gas Ltd. ("Advantage" or the "Corporation") is pleased to report its unaudited financial and operating results for the three and six months ended June 30, 2014.

Advantage's strong second quarter 2014 results demonstrate the high quality of our Glacier Montney asset and support the Corporation's three year development plan. During the second quarter, we continued to advance development at Glacier towards our 2017 production target of 245 mmcfe/d (40,830 boe/d) and recorded the following key achievements:

- 26% Glacier production growth to a record 136.1 mmcfe/d (22,685 boe/d)
- 81% increase in funds from operations
- 88% operating netback as a % of sales
- 31% decrease in operating costs to $0.31/mcfe ($1.88/boe)
- 60% decrease in cash G&A costs to $0.19/mcfe ($1.14/boe)
- $329 million available on our $400 million credit facility
- 1.0x Total debt to annualized second quarter cash flow

Advantage's world class Glacier Montney asset, industry leading cost structure, strong balance sheet and focused business plan are all key factors in the execution of our three year development program designed to deliver 100% production per share growth and 190% cash flow per share growth.

Financial Highlights [1]	Three months ended June 30		Six months ended June 30	
	2014	2013	2014	2013
Financial ($000, except as otherwise indicated)				
Sales including realized hedging	$ 54,265	$ 39,184	$ 109,504	$ 80,782
Funds from operations	$ 42,561	$ 23,488	$ 88,010	$ 44,972
per share [2]	$ 0.25	$ 0.14	$ 0.52	$ 0.27
Total capital expenditures	$ 21,013	$ 3,750	$ 70,300	$ 57,857
Working capital deficit [3]	$ 6,165	$ 5,954	$ 6,165	$ 5,954
Bank indebtedness	$ 71,120	$ 144,779	$ 71,120	$ 144,779
Convertible debentures (face value)	$ 86,250	$ 86,250	$ 86,250	$ 86,250
Basic weighted average shares (000)	169,354	168,383	169,029	168,383

(1) Financial and operating highlights for continuing operations of Advantage.

(2) Based on basic weighted average shares outstanding.

(3) Working capital deficit includes trade and other receivables, prepaid expenses and deposits, and trade and other accrued liabilities.

Operating Highlights [1]	Three months ended June 30		Six months ended June 30	
	2014	2013	2014	2013
Operating				
Daily Production				
Natural gas (mcf/d)	**134,912**	116,469	**128,731**	118,072
Crude oil and NGLs (bbls/d)	**200**	554	**182**	929
Total mcfe/d [2]	**136,112**	119,793	**129,823**	123,646
Total boe/d [2]	**22,685**	19,966	**21,637**	20,608
Average prices (including hedging)				
Natural gas ($/mcf)	**$ 4.27**	$ 3.35	**$ 4.56**	$ 3.19
Crude oil and NGLs ($/bbl)	**$ 102.41**	$ 73.22	**$ 98.69**	$ 74.87
Cash netbacks ($/mcfe) [2]				
Petroleum and natural gas sales	**$ 4.82**	$ 3.71	**$ 5.04**	$ 3.64
Royalties	**(0.23)**	(0.26)	**(0.24)**	(0.21)
Realized losses on derivatives	**(0.44)**	(0.11)	**(0.38)**	(0.03)
Operating expense	**(0.31)**	(0.45)	**(0.30)**	(0.66)
Operating netback	**3.84**	2.89	**4.12**	2.74
General and administrative	**(0.19)**	(0.47)	**(0.20)**	(0.47)
Finance expense	**(0.21)**	(0.29)	**(0.23)**	(0.27)
Other income	**-**	0.03	**0.05**	0.01
Cash netbacks	**$ 3.44**	$ 2.16	**$ 3.74**	$ 2.01

(1)   Financial and operating highlights for continuing operations of Advantage.

(2)   A boe and mcfe conversion ratio has been calculated using a conversion rate of six thousand cubic feet of natural gas equivalent to
one barrel of oil.

81% Increase in Funds from Operations Driven by Record Production at Glacier and Low Cost Structure

- Record Glacier production resulted in 26% growth to 136.1 mmcfe/d (22,685 boe/d) for the second quarter of 2014 compared to the same period of 2013. Production for the six months of 2014 averaged 129.8 mmcfe/d (21,637 boe/d), 30% higher than the comparable six month period of 2013.

- Funds from operations for the second quarter of 2014 increased 81% to $42.6 million or $0.25 per share as compared to the second quarter of 2013. For the six months ended June 30, 2014, funds from operations increased 96% to $88.0 million or $0.52 per share as compared to the same period of 2013.

- Advantage's operating netback during the second quarter of 2014 was $3.84/mcfe representing 88% of our sales price of $4.38/mcfe, including hedging. Advantage's strong cash margin combined with solid well performance provides robust well economics to support future growth.

- Total cash cost including operating expense, royalties, general and administrative expense, and finance expense during the first six months of 2014 was $0.97/mcfe, a decrease of 40% from $1.61/mcfe during the same period of 2013. The decrease is attributable to divestment of higher cost non-core assets, reduced debt and our focus on improving efficiencies in all aspects as we continue our Montney development at Glacier.

- Operating expense decreased 31% to $0.31/mcfe in the second quarter of 2014 compared to the same period in 2013 and averaged $0.30/mcfe during the first six months of 2014, a reduction of 55% as compared to the same period of 2013.

- Advantage's royalty rate averaged 4.7% during the second quarter of 2014 and for the six months of 2014.

- G&A cash expenses decreased 60% to $0.19/mcfe in the second quarter of 2014 compared to the same period in 2013. G&A cash expense averaged $0.20/mcfe during the first six months of 2014, a reduction of 57% as compared to 2013.

- Total capital expenditures for the three and six months ended June 30, 2014 were $21.0 million and $70.3 million, respectively. Commencement of our current Phase VII drilling program was accelerated into the first half of 2014 and included drilling our first six well pad through spring break-up.

- Bank indebtedness outstanding at June 30, 2014 was $71.1 million, a decrease of $82.6 million since December 31, 2013 due to higher funds from operations and net proceeds received from the disposition of investments in Longview and Questfire Energy Corp. The $71.1 million of bank debt at June 30, 2014 represents an 18% draw on our $400 million credit facility.

- Total debt including working capital deficit was $163.5 million as of June 30, 2014 resulting in a total debt to annualized second quarter 2014 cash flow of 1.0x.

Glacier Operations Update

Phase VI & Older Wells Continue to Outperform

- Production from our previous Phase VI and older wells continues to outperform our expectations thereby reducing the pace at which we planned to add new wells in order to offset natural production declines.

- At this time, we have approximately 53 mmcfe/d of excess well deliverability from our inventory of Phase VI and older standing wells compared to our current production of 136 mmcfe/d. These standing wells will be utilized as required to maintain current production. Additionally, the last Phase VI pad consisting of 4 Lower Montney wells is currently being completed. Upon completion of our 100% owned Glacier gas plant expansion, some of our new Phase VII wells will be utilized to ramp production to 183 mmcfe/d by June 2015.

- A total of 13 previous Upper and Lower Montney wells completed with slickwater and modified completion techniques continue to produce at or above our Phase VII budget type curve (based on an average initial 30 day production rate of 6.9 mmcf/d). The top performing wells are trending toward cumulative production of over 2 bcf after 12 months which results in a simple payout of less than 10 months based on Advantage's second quarter 2014 operating netback.

- Advantage's record liquids rich Middle Montney well located at 12-02-76-12W6 continues to flow at a restricted rate of 6.5 mmcf/d after 150 days of production. This well was tested at an average free condensate yield of 20 bbls/mmcf and is estimated to recover 42 bbls/mmcf of propane plus liquids when processed through a shallow cut liquids extraction process. The 12-02-76-12W6 well has been restricted to control the amount of free condensate that our facilities can handle at this time since our Glacier gas plant does not currently have liquid extraction or condensate stabilization processes installed.

Current Phase VII Development Program

▪ Advantage's current Phase VII Glacier development program is designed to grow production to 183 mmcfe/d by June 2015 including the extraction of natural gas liquids at our Glacier gas plant. A total of 33 Phase VII wells are being drilled to create a new well inventory to support the future ramp up and sustainment of production at 183 mmcfe/d.

▪ To date, 11 new Phase VII wells have been drilled and rig released. Drilling operations are progressing on-schedule with three drilling rigs active at Glacier. Completion operations on new Phase VII wells are planned to commence during the third quarter of 2014.

▪ All major equipment items have been ordered to accommodate expansion of our Glacier gas plant during the second quarter of 2015. The expansion includes installation of a shallow cut liquids extraction process, condensate stabilization and additional gas compression.

▪ Expansion of the sales pipeline lateral and TCPL meter station have been aligned with the timing of the Glacier gas plant expansion. Firm service transportation commitments have already been secured to coincide with Advantage's Phase VIII production target of 205 mmcfe/d in 2016.

Outlook

Advantage's three year development plan is targeted to deliver 100% production per share growth and 190% cash flow per share growth by March 2017 based on an average natural gas price of AECO Cdn $3.75/GJ while maintaining an average total debt to cash flow ratio of 1.5x.

Production is expected to be maintained at approximately 135 mmcfe/d and then ramped up to 183 mmcfe/d in June 2015 upon completion of our gas plant expansion, 205 mmcfe/d in 2016 and 245 mmcfe/d in 2017.

Downside natural gas price protection for our capital program is provided by our hedging program which includes an average of 50% of our forecast production for 2014 and 2015 at an average price of AECO Cdn $3.85/mcf. We have also secured an initial hedge position on 12% of forecast average production for 2016 through to Q1 2017 at an average price of AECO Cdn $4.07/mcf.

We continue to strive for improvements in well performance, extension of our Montney resource through delineation drilling, preservation of our financial strength and our industry leading low cost structure. We believe these factors are foundational to long term value creation in light of the volatile natural gas price environment we continue to experience.

For further information contact:

Craig Blackwood
Vice President, Finance and Chief Financial Officer
OR
Investor Relations
Toll free: 1-866-393-0393

ADVANTAGE OIL & GAS LTD.
300, 440 - 2nd Avenue SW
Calgary, Alberta T2P 5E9
Phone: (403) 718-8000
Fax: (403) 718-8332
Web Site: **www.advantageog.com**
E-mail: ir@advantageog.com

Advisory

The information in this press release contains certain forward-looking statements, including within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future intentions or performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "demonstrate", "expect", "may", "can", "will", "project", "predict", "potential", "target", "intend", "could", "might", "should", "believe", "would" and similar expressions and include statements relating to, among other things, Advantage's anticipated production, production per share growth, cash flow per share growth and debt to cash flow ratio including the targeted amount and timing of achievement thereof; anticipated us of excess well deliverability to maintain current production expectations as to future natural gas prices; expected increases in production in 2015, 2016 and 2017 resulting from Advantage's Glacier three year development plan; expectations of future debt to cash flow ratios; expectations as to the number of wells in Advantage's Phase VI Program required to provide sufficient production inventory to maintain production at anticipated levels; expectations regarding timing of completion operations on new phase VII wells; expected number of future drilling locations; anticipated drilling plans, including drilling rigs to be deployed and number of wells to be included in Advantage's Phase VII drilling program; anticipated timing of completion of expansion of Glacier gas plant; and the anticipated effect of well performance, extension of Montney resource and preservation of financial strength & low cost structure on delivering the corporations growth plans. Advantage's actual decisions, activities, results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.

These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including, but not limited to: changes in general economic, market and business conditions; industry conditions; actions by governmental or regulatory authorities including increasing taxes and changes in investment or other regulations; changes in tax laws, royalty regimes and incentive programs relating to the oil and gas industry; the effect of acquisitions; Advantage's success at acquisition, exploitation and development of reserves; unexpected drilling results; changes in commodity prices, currency exchange rates, capital expenditures, reserves or reserves estimates and debt service requirements; the occurrence of unexpected events involved in the exploration for, and the operation and development of, oil and gas properties, including hazards such as fire, explosion, blowouts, cratering, and spills, each of which could result in substantial damage to wells, production facilities, other property and the environment or in personal injury; changes or fluctuations in production levels; delays in anticipated timing of drilling and completion of wells; individual well productivity; competition from other producers; the lack of availability of qualified personnel or management; credit risk; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; our ability to comply with current and future environmental or other laws; stock market volatility and market valuations; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; ability to obtain required approvals of regulatory authorities; and ability to access sufficient capital from internal and external sources. Many of these risks and uncertainties and additional risk factors are described in the Corporation's Annual Information Form which is available at www.sedar.com and www.advantageog.com. Readers are also referred to risk factors described in other documents Advantage files with Canadian securities authorities.

With respect to forward-looking statements contained in this press release, Advantage has made assumptions regarding, but not limited to: conditions in general economic and financial markets; effects of regulation by governmental agencies; current commodity prices and royalty regimes; future exchange rates; royalty rates; future operating costs; availability of skilled labor; availability of drilling and related equipment; timing and amount of capital expenditures; the impact of increasing competition; the price of crude oil and natural gas; that the Corporation will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that the Corporation's conduct and results of operations will be consistent with its expectations; that the Corporation will have the ability to develop the Corporation's crude oil and natural gas properties in the manner currently contemplated; current or, where applicable, proposed assumed industry conditions, laws and regulations will continue in effect or as anticipated; and the estimates of the Corporation's production and reserves volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects.

Management has included the above summary of assumptions and risks related to forward-looking information provided in this MD&A in order to provide shareholders with a more complete perspective on Advantage's future operations and such information may not be appropriate for other purposes. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Advantage will derive there from. Readers are cautioned that the foregoing lists of factors are not exhaustive. These forward-looking statements are made as of the date of this MD&A and Advantage disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.

These forward-looking statements are made as of the date of this press release and Advantage disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.

Barrels of oil equivalent (boe) and thousand cubic feet of natural gas equivalent (mcfe) may be misleading, particularly if used in isolation. Boe and mcfe conversion ratios have been calculated using a conversion rate of six thousand cubic feet of natural gas equivalent to one barrel of oil. A boe and mcfe conversion ratio of 6 mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip

and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

References in this press release to final production test rates, initial test production rates, production type curves, restricted rates and 30 day production rates and other short-term production rates are useful in confirming the presence of hydrocarbons, however such rates are not determinative of the rates at which such wells will commence production and decline thereafter and are not indicative of long term performance or of ultimate recovery. While encouraging, readers are cautioned not to place reliance on such rates in calculating the aggregate production for Advantage. A pressure transient analysis or well-test interpretation has not been carried out in respect of all wells. Accordingly, the Corporation cautions that the test results should be considered to be preliminary.

The Corporation discloses several financial measures that do not have any standardized meaning prescribed under International Financial Reporting Standards ("IFRS"). These financial measures include operating netbacks and debt to cash flow ratio. Management believes that these financial measures are useful supplemental information to analyze operating performance and provide an indication of the results generated by the Corporation's principal business activities. Investors should be cautioned that these measures should not be construed as an alternative to net income or other measures of financial performance as determined in accordance with IFRS. Advantage's method of calculating these measures may differ from other companies, and accordingly, they may not be comparable to similar measures used by other companies. Please see the Corporation's most recent Management's Discussion and Analysis, which is available at www.sedar.com and www.advantageog.com for additional information about these financial measures, including a reconciliation of funds from operations to cash provided by operating activities.

The following abbreviations used in this press release have the meanings set forth below:

bbls	*barrels*
mbbls	*thousand barrels*
mmbbls	*million barrels*
boe	*barrels of oil equivalent of natural gas, on the basis of one barrel of oil or NGLs for six thousand cubic feet of natural gas*
mboe	*thousand barrels of oil equivalent*
mmboe	*million barrels of oil equivalent*
mcf	*thousand cubic feet*
mmcf	*million cubic feet*
bcf	*Billion cubic feet*
tcf	*trillion cubic feet*
mcfe	*thousand cubic feet equivalent on the basis of six thousand cubic feet of natural gas for one barrel of oil or NGLs*
mmcfe/d	*million cubic feet equivalent per day*
tcfe	*trillion cubic feet equivalent*